Registrant	Assets as of January 1, 2013 (in thousands)	Minimum Required Bond Amount
MEMBERS Mutual Funds	$ 1,105,829	$1,250,000
Ultra Series Fund	$ 3,157,692	$2,100,000
Madison Strategic Sector Premium Fund	$ 74,374	$400,000
Madison Covered Call and Equity Strategy Fund	$ 166,305	$600,000
Madison Mosaic Government Money Market	$ 16,796	$225,000
Madison Mosaic Equity Trust	$ 399,666	$750,000
Madison Mosaic Income Trust	$ 144,690	$525,000
Madison Mosaic Tax-Free Trust	$ 56,227	$400,000
Total Required Bond		$6,250,000
Total Amount of Joint Bond		$6,500,000